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SEC FILE NUMBER
8-67834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sendero Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 W. Nottingham, Suite 300
(No. and Street)

San Antonio	TX	78209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lori Darchicourt	317.210.1076	ldarchicourt@sendero.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Darchcourt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sendero Securities, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CFO/FinOp

Notary Public

QUENTEN WILLIAMS
Notary Public, State of Texas
My Comm. Exp. 02-23-2027
ID No. 13421823-8

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SENDERO SECURITIES, LLC

FINANCIAL REPORT

DECEMBER 31, 2023

CONTENTS



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sendero Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sendero Securities, LLC as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sendero Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sendero Securities, LLC's management. Our responsibility is to express an opinion on Sendero Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sendero Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Sendero Securities, LLC's financial statements. The supplemental information is the responsibility of Sendero Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Sendero Securities, LLC's auditor since 2008.

Celeste, Texas
February 16, 2024

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

SENDERO SECURITIES, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	108,313
Receivables		47,000
Prepaid Expenses		7,415
Clearing Deposit		67,559
Total Assets		230,287

Liabilities and Member's Equity

Liabilities

Accrued Expenses	$	7,164
Offices and Administrative Services Fees Payable-Related Party		4,012
Total Liabilities		11,176
Member's Equity		219,111
Total Liabilities and Member's Equity	$	230,287

See notes to financial statements.   2

SENDERO SECURITIES, LLC

Statement of Income

Year Ended December 31, 2023

Revenue		
Placement Fees	$	188,190
Interest		3,198
Total Revenue		191,388
Expenses		
Office and Administrative Service Fees - Related Party		48,144
Regulatory Fees		7,332
Professional Fees		34,409
Other Expenses		6,861
Total Operating Expenses		96,746
Net Income	$	94,642

See notes to financial statements.

SENDERO SECURITIES, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2023

Member's Equity, December 31, 2022	$	174,469
Net Income		94,642
Distributions to Member		(50,000)
Member's Equity, December 31, 2023	$	219,111

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2023

Cash Flows from Operating Activities:

Net Income	$	94,642
Adjustments to Reconcile Net Income to		
Net Cash provided by Operating Activities		
Change in Assets and Liabilities		
Increase in Receivables		(1,400)
Decrease in Prepaid Expenses		713
Increase in Clearing Deposit		(3,198)
Decrease in Accrued Expenses		(934)
Net Cash Provided by Operating Activities		89,823

Cash Flows from Financing Activities

Distributions to Member	(50,000)

Net Increase in Cash		39,823
Cash at Beginning of Year		68,490
Cash at End of Year	$	108,313

Supplemental Disclosure of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.   5

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business: Sendero Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Texas in May 2007. The Company is a wholly owned subsidiary of Sendero Partners, LLC ("Parent"), a Texas limited liability company. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 ("SEA"), and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from SEA Rule 15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company earns placement fees from alternative asset management firms ("Management Firms") for private placement investments of clients of Sendero Wealth Management ("SWM"), an Investment Advisor, who is an affiliate of the Company. The Company does not earn placement fees on all private placement investments.   Placement fees earned are dependent on the contractual relationships with the respective Management Firms. The Management Firms are based in the United States.

Additionally, the Company may operate as an introducing broker on a fully disclosed basis clearing transactions through its clearing broker/dealer, but during 2023 did not have any customer accounts nor any customer transactions with its clearing broker/dealer.

Summary of Significant Accounting Policies:

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Substantially all the Company's financial asset and liability amounts are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition: Revenue from contracts with customers includes placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Placement fees consist of management fees and performance fees. Services are provided by alternative asset management firms ("Management Firms") on a daily basis. The Company believes the performance obligation on management fees is satisfied over time because the Company is receiving and consuming the benefits as they are provided by the Management Firms. The Company's management fees are based on a predetermined fixed percentage applied to fees collected by the Management Firms. Management fees are recognized monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Management fees are received quarterly in arrears. As additional consideration, the Company receives performance fees that vary based on specified performance measures, for example, when a fund exceeds a specified benchmark or contractual hurdle over a contractual performance period. Performance fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. Performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time (at the end of each calendar year) as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Performance fees are recognized at the end of each calendar year once it is probable that a significant reversal will not occur.

Current Expected Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Income Taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The taxable income or loss of the Company is

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

included in the partnership income tax return of the Parent. Therefore, federal income taxes are not payable by, or provided for, the Company.

The Company is subject to state franchise taxes.

NOTE B – CLEARING BROKER

The Company has a clearing agreement with Pershing, LLC ("Pershing") to perform clearing services should the Company open customer accounts at Pershing. The agreement with Pershing requires the Company to maintain a minimum of $60,000 in an account with Pershing.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $164,696, which was $114,696 in excess of the required net capital of $50,000. The Company's net capital ratio was 0.07 to 1.

NOTE D – CONCENTRATION OF CREDIT RISK AND REVENUE

The Company has placement fees due from one Illinois-based Management Firm totaling $47,000 or 100% of its total receivables, and approximately 20% of its total assets at December 31, 2023. For the year ended December 31, 2023, the Company earned placement fees from this same Management Firm totaling $188,190, or approximately 98% of total revenue.

NOTE E – RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION OF REVENUE AND SERVICES

The Company is under the control of its Parent and economically dependent on another related entity, SWM, an Investment Advisor. The existence of that control and dependency creates operating results and a financial position significantly different than if the companies were autonomous. Transactions between the Company and SWM were not consummated on terms equivalent to arms-length transactions.

NOTE E - RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION OF REVENUE AND SERVICES (Continued)

All of the Company's placement fees are earned from clients of SWM, and all placement fees during the year were earned from one alternative asset management firm.

The Company and SWM have entered into an Office and Administrative Services Agreement as amended and restated most recently on January 1, 2024. This agreement is automatically renewable, unless cancelled by either party. SWM provides the Company with certain office facilities and services under this Agreement, including but not limited to rent, office equipment and supplies, utilities, telephone, and salaries (excluding commissions). SWM may also pay certain expenses on behalf of the Company. SWM allocates a pro-rata portion of such expenses incurred by SWM on behalf of the Company. In making such an allocation, SWM equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of facilities and services. Expenses allocated to and incurred on behalf of the Company under this Agreement during 2023 totaled $48,144, of which $4,012 is payable at December 31, 2023.

NOTE F – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE G – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2024, the date which the financial statements were available to be issued.

The Company made a distribution to its Parent of $50,000 in January 2024.

SENDERO SECURITIES, LLC

Supplemental Information Pursuant to Rule 17 a-5

December 31, 2023

Total member's equity qualified for net capital	$	219,111
Deductions and/or charges		
Non-allowable assets:		
Receivables		47,000
Prepaid Expenses		7,415
Total deductions and/or charges		54,415
Net Capital	$	164,696
Aggregate indebtedness		
Accrued Expenses	$	7,164
Office and Administrative Services Fees Payable-Related Party		4,012
Total aggregate indebtedness	$	11,176
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or		
6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	114,696
Ratio of aggregate indebtedness to net capital		0.07 to 1

See accompanying Report of Independent Registered Public Accounting Firm

Schedule I

(Continued)

SENDERO SECURITIES, LLC

Supplemental Information Pursuant to Rule 17a-5

December 31, 2023

Reconciliation of Computation of Net Capital

The computation of net capital does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2023 as filed by Sendero Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company will not claim an exemption from SEA Rule 15c3-3 as a “Non-Covered Firm”.

See accompanying Report of Independent Registered Public Accounting Firm



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sendero Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sendero Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Sendero Securities, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3:(2)(ii) exemption provision and (2) Sendero Securities, LLC stated that Sendero Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to limited to private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sendero Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sendero Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 16, 2024

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA America counts on CPAs®

Sendero Securities, LLC
Exemption Report
December 31, 2023

Sendero Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c33 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sendero Securities, LLC

I, Lori K. Darchicourt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

January 22, 2024